SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1 (b) (c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2 (b)
                               (Amendment No. 1)*

                                deltathree, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                Class A common stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   24783N 10 2
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      |_| Rule 13d-1(b)
      |_| Rule 13d-1(c)
      |X| Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 24783N 10 2                   13G                          Page 2 of 8
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1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    RSL Communications, Ltd.
    N/A
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION

    Bermuda
--------------------------------------------------------------------------------
                  5    SOLE VOTING POWER

                       19,569,459
                  --------------------------------------------------------------
  NUMBER OF       6    SHARED VOTING POWER
    SHARES
 BENEFICIALLY          None
   OWNED BY       --------------------------------------------------------------
     EACH         7    SOLE DISPOSITIVE POWER
  REPORTING
    PERSON             19,569,459
     WITH         --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER

                       None
--------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    19,569,459
--------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                            |_|
--------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    67.4%
--------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*

    CO, HC
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 24783N 10 2                   13G                          Page 3 of 8
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1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Ronald S. Lauder
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
--------------------------------------------------------------------------------
                  5    SOLE VOTING POWER

                       5,000
                  --------------------------------------------------------------
  NUMBER OF       6    SHARED VOTING POWER
    SHARES
 BENEFICIALLY          0
   OWNED BY       --------------------------------------------------------------
     EACH         7    SOLE DISPOSITIVE POWER
  REPORTING
    PERSON             5,000
     WITH         --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER

                       0
--------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    5,000
--------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                            |_|
--------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    Less than .001%
--------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*

    IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

Item 1.

      (a)   Name of Issuer:

            deltathree, Inc.

      (b)   Address of Issuer's Principal Executive Offices:

            75 Broad Street, 31st Floor
            New York, New York 10004

Item 2.

      (a)   Name of Person Filing:

            This Schedule 13G/A is being filed by RSL Communications, Ltd. ("RSL COM") and Ronald S. Lauder ("Lauder").

      (b)   Address of Principal Business Office or, if none, Residence:

            The address for each of the reporting persons is:

            RSL COM:
            Clarendon House
            Church Street
            Hamilton HM CX Bermuda

            Lauder:
            767 Fifth Avenue, Suite 4200
            New York, New York 10153

      (c)   Citizenship:

            RSL COM:   Bermuda
            Lauder:    United States

      (d)   Title of Class of Securities:

            This Schedule 13G is being filed with respect to shares of Class A Common Stock, par value $0.001 per share (the "Class A Common Stock") of the Issuer which are beneficially owned by RSL COM and Lauder.

      (e)   CUSIP Number.

            24783N 10 2

Item 3. Not applicable.

Item 4. Ownership

      (a) Amount Beneficially Owned: As of December 31, 2000, each of the reporting persons may be deemed to be the beneficial owner of the following number of shares:

            RSL COM: 19,569,459 shares of Class B common stock, par value $.001 per share (the "Class B Common Stock"). Each share of Class B Common Stock is convertible into one share of Class A Common Stock.

            Lauder: 5,000 shares of Class A Common Stock beneficially owned by Lauder.

      (b) Percent of Class: The number of shares of which RSL COM and Lauder may be deemed to be the beneficial owner constitutes approximately 67.4% and less than .001%, respectively of the total number of shares outstanding as of December 31, 2000. As of December 31, 2000, the Issuer had outstanding 9,462,614 shares of Class A Common Stock and 19,569,459 shares of Class B Common Stock. The amount beneficially owned by RSL COM assumes that the shares of Class B Common Stock owned by RSL COM were converted into shares of Class A Common Stock.

      (c)   Number of shares as to which such person has

            (i)   sole power to vote or to direct the vote:

                  RSL COM:  19,569,459
                  Lauder:        5,000

            (ii)  shared power to vote or to direct the vote:

                  RSL COM:  None
                  Lauder:   None

            (iii) sole power to dispose or to direct the disposition of:

                  RSL COM:  19,569,459
                  Lauder:        5,000

            (iv)  shared power to dispose or to direct the disposition of:

                  RSL COM:  None
                  Lauder:   None

Item  5. Ownership of Five Percent or Less of a Class.

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |X|.*

            * Solely relates to Ronald S. Lauder.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

            Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

            Not applicable.

Item 8. Identification and Classification of Members of the Group.

            Not applicable.

Item 9. Notice of Dissolution of Group.

            Not applicable.

Item 10. Certification.

            Not applicable.

                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: 2-12-01

                                              RSL COMMUNICATIONS, LTD.

                                              By /s/ Joel S. Beckoff
                                                 -------------------------------
                                                 Name: Joel S. Beckoff
                                                 Title: VP and Global Controller


                                              RONALD S. LAUDER

                                              /s/ Ronald S. Lauder
                                              ----------------------------------

      Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

                                    EXHIBIT A

                             JOINT FILING AGREEMENT

      The undersigned hereby agree that the statement on Schedule 13G dated December 31, 2000 with respect to the Class A Common Stock of deltathree.com, is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

This Agreement may be executed in counterparts, each of which shall for all purposes be deemed to be an original and all of which shall constitute one and the same instrument.

Date: February 12, 2001

                                              RSL COMMUNICATIONS, LTD.

                                              By /s/ Joel S. Beckoff
                                                 -------------------------------
                                                 Name: Joel S. Beckoff
                                                 Title: VP and Global Controller


                                              RONALD S. LAUDER

                                              /s/ Ronald S. Lauder
                                              ----------------------------------